PERMANENT PORTFOLIO FAMILY OF FUNDS, INC.

LONG TERM DISABILITY PLAN

TABLE OF CONTENTS

ARTICLE I
Definitions

1.1	Active Service	1

1.2	Basic Monthly Earnings	1

1.3	Board of Directors	1

1.4	Committee	1

1.5	Corporation	1

1.6	Disability Income	1

1.7	Disinterested Director	1

1.8	Effective Date	1

1.9	Eligibility Date	1

1.10	Eligibility Waiting Period	1

1.11	Eligible Officer	2

1.12	Eligible Survivor	2

1.13	Investment Advisor	2

1.14	Maximum Benefit Period	2

1.15	Monthly Benefit	2

1.16	Officer	2

1.17	Plan	2

1.18	Survivor Benefit	2

1.19	Total Disability	2

ARTICLE II
Eligibility and Participation

2.1	Participation and Coverage	2

2.2	Eligibility Date	2

2.3	Termination of Participation	3

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ARTICLE III
Monthly Benefit

3.1	Monthly Benefit	3

3.2	Recurrent Disabilities	3

3.3	Amount of Disability Income	3

3.4	Disabilities for which Disability Income is not Payable	4

3.5	Survivor Benefits	4

ARTICLE IV
Committee

4.1	Authority of Committee	4

4.2	Powers of Committee	4

4.3	Committee Procedure	5

4.4	Liability of Members	5

4.5	Conflicts	5

ARTICLE V
General Provisions

5.1	Termination	5

5.2	Notice of Claim	6

5.3	Non-Assignability and Facility of Payment	6

5.4	Mistake of Facts	6

5.5	Employee’s Interest in Corporation Assets	6

5.6	Applicable Law	6

5.7	Employment Rights	6

5.8	Amendment	6

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PERMANENT PORTFOLIO FAMILY OF FUNDS, INC.
LONG TERM DISABILITY PLAN

ARTICLE I
Definitions

        When used in this Plan, unless the context otherwise requires, the following terms shall have the meaning hereinafter set forth:

        1.1     “Active Service” for a month shall mean service as any Officer, whether or not compensated as such, for more than one-half of the scheduled work days during such month, provided, that an Officer shall be considered on Active Service for a day while absent from work because of vacation or approved leave of absence, such as sick leave.

        1.2     “Basic Monthly Earnings” shall mean the Officer’s monthly rate of earnings, not including bonuses, overtime pay and other extra compensation. The monthly rate of earnings of the Officer when disabled shall be deemed to be that rate in effect immediately prior to the date of the commencement of the period of disability.

        1.3     “Board of Directors” shall mean the Board of Directors of the Corporation.

        1.4     “Committee” shall mean the Compensation Committee of the Corporation.

        1.5     “Corporation” shall mean Permanent Portfolio Family of Funds, Inc., a Maryland corporation.

        1.6     “Disability Income” shall mean the long term disability income payable to Eligible Officers under this Plan and payable as a Monthly Benefit.

        1.7     “Disinterested Director” shall be a member of the Board of Directors who is not an interested Director, within the definition of the Investment Advisors Act of 1940, as amended.

        1.8     “Effective Date” shall mean the date upon which this Plan is approved and adopted by the Board of Directors.

        1.9     “Eligibility Date” shall have the meaning set forth in Paragraph 2.2.

        1.10     “Eligibility Waiting Period” shall mean 120 calendar months of Active Service.

        1.11     “Eligible Officer” shall mean an Officer who has achieved his or her Eligibility Date.

        1.12     “Eligible Survivor” shall mean the Eligible Officer’s spouse, if living and mentally competent, or, if said spouse shall have predeceased the Eligible Officer or shall die during the period of additional payments, or shall be or have been declared mentally incompetent, then the Eligible Officer’s children who are under age 21, if any.

        1.13     “Investment Advisor” shall mean World Money Managers, a California limited partnership.

        1.14     “Maximum Benefit Period” shall mean the period for which benefits are payable due to Total Disability, until and including the Eligible Officer’s 65th birthday, provided, however, that such period shall not exceed 60 calendar months.

        1.15     “Monthly Benefit” shall mean that amount of Disability Income specified in Paragraph 3.3.

        1.16     “Officer” shall be an officer of the Corporation as defined in the Bylaws of the Corporation.

        1.17     “Plan” shall mean the Permanent Portfolio Family of Funds, Inc. Long Term Disability Plan as set forth in this Instrument as it may be amended from time to time.

        1.18     “Survivor Benefit” shall be that benefit due to an Eligible Survivor in accordance with paragraph 3.5 hereof.

        1.19     “Total Disability” shall mean the complete inability of the Eligible Officer to perform each and every material duty of his regular occupation.

ARTICLE II
Eligibility and Participation

        2.1      Participation and Coverage. All Officers shall be eligible to participate in the Plan. Eligibility for payment of Disability Income under the Plan shall become effective on the Officer’s Eligibility Date.

        2.2      Eligibility Date. Each Officer who has completed his Eligibility Waiting Period on or before the Effective Date shall achieve his or her Eligibility Date as of the Effective Date. After the Effective Date, each other Officer shall achieve his or her Eligibility Date upon the completion of the Eligibility Waiting Period. In the case of any Officer who ceases to be an Officer and who again becomes an Officer within 6 months of ceasing to be an Officer, there shall be included, the previous period of Active Service for purposes of computing the Active Service necessary for the Eligibility Waiting Period.

        2.3      Termination of Participation. The participation and eligibility for payment of any Officer in the Plan shall automatically terminate on the earliest of the following dates:

(1)	Upon termination of this Plan;
(2)	The date he or she ceases to qualify as an Officer; or
(3)	The date the Officer attains the age 65 years.

For purposes of the Plan, termination of Active Service shall be considered termination of employment, and participation shall be discontinued; however, if an Eligible Officer’s Active Service terminates because of injury or sickness for which Disability Income is or may become payable under this Plan, participation shall continue during the period for which Disability Income is payable.

ARTICLE III
Monthly Benefit

        3.1      Monthly Benefit. Upon receipt of proof that any Eligible Officer afforded coverage under paragraph 2.1 shall have suffered a Total Disability, the Corporation shall pay the Eligible Officer a Monthly Benefit, as herein provided, during the continuance of such disability for a period not exceeding the Maximum Benefit Period, and subject to the conditions and limitations of the Plan.

        3.2      Recurrent Disabilities. If, following a period of Total Disability for which benefits were payable, an Eligible Officer shall resume his or her regular occupation and perform all the material duties thereof, any subsequent Total Disability, whether or not resulting from or contributed to by the same cause or causes, shall be considered as a new period of Total Disability and indemnified in accordance with the applicable provisions of this Plan.

        3.3      Amount of Disability Income. The Monthly Benefit payable to an Eligible Officer shall be an amount rounded to the nearest dollar, equal to 50 percent of the Eligible Officer’s Basic Monthly Earnings. Such Monthly Benefit shall be payable, subject to any applicable payroll deductions, on the date and in the manner of the Eligible Officer’s Basic Monthly Earnings. If Disability Income is payable for any period of time which is less than a full month, the payment for such period shall be proportionately reduced. The Monthly Benefit may be increased from time to time by the Committee to reflect changes in published cost of living indexes.

        3.4      Disabilities for which Disability Income is not Payable. Disability Income shall not be paid for disability:

(1)	caused by intentionally self-inflicted injuries; or
(2)	arising out of war, declared or undeclared, or any act or hazard of war.

        3.5      Survivor Benefits. Upon receipt of proof that an Eligible Officer, while receiving a Monthly Benefit under the Plan, shall have died, the Corporation shall pay to the Eligible Survivor, a lump sum payment in an amount equal to three times the Eligible Officer’s last Monthly Benefit. Should payment become due to the Eligible Officer’s children, payment shall be made to such person or persons as determined by the Committee and such determination by the Committee shall be valid and effective against all claims by others representing or claiming to represent said children. All benefits under this Section shall cease on the date the last of the Eligible Officer’s Eligible Survivors dies.

ARTICLE IV
Committee

        4.1      Authority of Committee. The Compensation Committee, and specifically the Disinterested Directors serving thereon from time to time shall administer the Plan.

        4.2      Powers of Committee. The Committee shall administer the Plan in accordance with its terms and shall have all powers necessary to carry out its provisions. The Committee shall determine all questions arising in the administration, interpretation and operation of the Plan, and in so doing may consult with, and rely upon, such legal or medical opinions as it deems necessary and proper. Any such determination shall be conclusive and binding on all participants and their beneficiaries, and all other persons interested in the Plan or asserting claims under the Plan, all of who shall be treated in a uniform and nondiscriminatory manner. Except as otherwise provided in this Plan, whenever there is delegated to the Committee a power, or the Committee’s consent must be obtained, the Committee, in its absolute discretion, may exercise or refuse to exercise that power or may grant or deny its consent. The Committee may keep records of its proceedings and decisions and may keep or cause to be kept such books of account, records and data as may be necessary for the proper administration of the Plan. The Committee shall provide adequate notice in writing to any Eligible Officer or Eligible Survivor whose claim for benefits under the Plan is denied by the Committee, which notice shall set forth the specific reason for such denial and shall provide a procedure affording a reasonable opportunity to any Eligible Officer or Eligible Survivor whose claim for benefits is denied for a full and fair review by the Committee of the decision denying the claim. Subject to the limitations contained in the Plan, the Committee shall be empowered from time to time in is discretion to establish any and all rules for the exercise of the duties imposed upon it under the Plan.

        4.3      Committee Procedure. A majority of the Disinterested Directors on the Committee then in office shall constitute a quorum for the transaction of business. All resolutions or other actions taken by the Committee at any meeting shall be by the vote of a majority of the Disinterested Directors present at any such meeting. Action of the Committee may be taken otherwise than at a meeting upon concurrence in writing of a majority thereof. The Committee may appoint from among their number such other committees with such powers as they shall determine, may delegate to one or more of their number of to any agent the authority to execute or deliver any instrument or instruments on its behalf (including directions to any person with respect to the payment of benefits). The Committee may engage, at the expense of the Corporation, such counsel, auditors, consultants and other agents and persons to provide such clerical, medical, and other services as shall be necessary or appropriate.

        4.4      Liability of Members. No bond or other security shall be required of any member of the Committee. The Corporation shall indemnify and hold harmless any member of the Committee from any liability incurred in the member’s capacity as such for acts which the member shall undertake in good faith as a member of the Committee.

        4.5      Conflicts. No member of the Committee shall participate in any determination by the Committee as to that member’s rights or benefits under the Plan.

ARTICLE V
General Provisions

        5.1      Termination. This Plan shall continue in effect for one (1) year from the date of its adoption, and shall continue from year to year thereafter unless terminated by a vote of the majority of the Committee, which termination shall be effective on the next succeeding anniversary date of the Plan following action of the Committee. In the event of its termination, the Plan shall have, as of the next succeeding anniversary date, no further force or effect and no person shall have any continuing rights thereafter notwithstanding that Total Disability shall have occurred and rights theretofore have become fixed to receive Disability Income under the terms thereof. This provision shall take precedence over any other provision of the Plan.

        5.2      Notice of Claim. Written notice of claim for benefits under the Plan shall be given to the Committee in such form and accompanied by such medical certificates and other evidence as the Committee shall prescribe.

        5.3      Non-Assignability and Facility of Payment. Disability Income shall not in any way be subject to the debts or other obligations of the persons entitled thereto and may not be voluntarily or involuntarily sold, transferred or assigned. When any person entitled to Disability Income is under a legal disability or in the Committee’s opinion is in any way incapacitated so as to be unable to manage his affairs, the Committee may cause such person’s Disability Income to be paid to such person’s legal representative for his benefit, or to his spouse and/or children who are under age 21 in any manner that the Committee may in its complete discretion determine.

        5.4      Mistake of Facts. Any misstatement or any other mistake of fact in any certificate, notice or other document filed with the Committee shall be corrected when it becomes known and proper adjustment made by reason thereof. Neither the Committee nor the Corporation shall be liable in any manner for any determination of fact made in good faith.

        5.5      Employee’s Interest in Corporation Assets. Except with respect to the right to receive any Disability Income for which he qualifies under the Plan, no Officer or any other person shall have any right, title or interest in or to any assets of the Corporation.

        5.6      Applicable Law. This Agreement shall be administered, construed and constructed according to the law of the State of California.

        5.7      Employment Rights. Employment rights of an Officer shall not be deemed to be enlarged or diminished by reason of establishment of the Plan, nor shall establishment of the Plan confer any right upon any Officer to be retained in the service of the Corporation.

        5.8      Amendment. The Plan may be amended by the Board of Directors at any time and from time to time, except that no such amendment shall diminish or adversely affect the rights of any Eligible Officer at the date of such amendment to receive Disability Income under the terms of the Plan.

ADOPTED BY RESOLUTION OF
THE BOARD OF DIRECTORS ON
March 9, 1998.